EX-99.77C VOTES

77C: Submission of matters to a vote of security holders

A Special Meeting of Shareholders of the Trust was held July 10, 2017 pursuant to notice given to all shareholders of record of the Trust at the close of business on June 12, 2017.
At the Special Meeting, shareholders were asked to approve the following:

PROPOSAL
 To approve the Agreement and Plan of Reorganization between Rainier International Discovery Fund (the "Acquired Series"), a series of Rainier Investment Management Mutual Funds, and Rainier International Discovery Series (the "Surviving Series"), a newly created series of Manning & Napier Fund, Inc., providing for (a) the acquisition of all of the assets and assumption of all of the liabilities of the Acquired Series by the Surviving Series in exchange for shares of the Surviving Series; (b) the distribution of such shares to the shareholders of the Acquired Series; and (c) the liquidation and termination of the Acquired Series.

8,139,920 shares, respectively were voted in favor of the Agreement and Plan of Reorganization and 1,517,978 shares were voted against.

FUND          FOR   AGAINST
Rainier International Discovery Fund  8,139,920   1,517,978